Ridgeway
Petroleum Corp.

03 FEB 24 AM 7:21

#82 - 1819

03003950

February 7, 2003

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

SUPPL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our February 7, 2003 News Release.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours truly,

RIDGEWAY PETROLEUM CORP.

Christiane Koeksal
Office Manager

dlw 3/3

Enclosure

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY ANNOUNCES BROKERED PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, February 7, 2003--. Ridgeway Petroleum Corp. ("Ridgeway") announced today that it has entered into an agreement with Union Securities Ltd. of Vancouver to act as its financing agent.

Under the agreement, Union Securities has agreed, subject to satisfactory due diligence and regulatory approval, to place by way of private placement, on a commercially reasonable efforts basis, 1.7 million units at a price of $2.65 per unit for gross proceeds of up to $4,505,000. Each unit will consist of one common share and one tenth of one non-transferable share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share for two years at a price of $3.00 per share. To cover possible oversubscriptions, Union Securities will be granted a 10 % greenshoe option to place up to 170,000 additional units, for additional gross proceeds of up to $450,000. Union Securities is to be paid a cash commission of 7% of the gross proceeds.

The proceeds from the private placement are intended to be used to conduct a field demonstration project to acquire more precise data and detailed estimates for the field development stage and provide input for more detailed project economic modeling and to pay annual lease rentals and other expenses, all in connection with Ridgeway's St. Johns Helium/CO_2 Project located in Arizona and New Mexico. .

The demonstration project is to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. (formerly FLO-CO_2 Inc.) liquids plant located within the Project field.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

This demonstration project will also test the recommendations provided by Cambrian Management, Ltd. who were retained by Ridgeway to establish drilling and completion practices for the future development of the Project. (News Release--December 6, 2002)

The additional wells for the liquids plant should enable Reliant Processing to achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months. At that time, the revenues from the liquids plant are anticipated to be sufficient to fund the annual lease rental payments and general and administrative expenses of Ridgeway on an ongoing basis.

The ability of Ridgeway to be self-sustaining is a key step in the process of creating shareholder value.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. CO_2 is critical to the Enhanced Oil Recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

for

Walter Ruok, President